UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 000-22216

NORZINC LTD.
(Name of Registrant)

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Meeting
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Voting Instructions Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norzinc Ltd.
(Registrant)

By:	/s/ Robert J. (Don) MacDonald
Name:	Robert J. (Don) MacDonald
Title:	Chief Executive Officer

Date: May 1, 2019